Exhibit 99.1

Qiao Xing Universal Telephone, Inc. to Release on November 30 Certain Key
Financial Data About Its Operations for the First Nine Months of 2004

     HUIZHOU, Guangdong, China, Nov. 29 /Xinhua-PRNewswire/ — Qiao Xing Universal Telephone, Inc. (Nasdaq: XING) today announced that it expects to release at 8:00 am (EST) on November 30 certain key financial data about its operations for the nine months ended September 30, 2004.

     About Qiao Xing Universal Telephone, Inc.

     In August 1995, Qiao Xing Universal Telephone, Inc. became one of the largest and first telephone manufacturers in China to receive the ISO 9001 Quality System Accreditation award. The Company currently distributes over 200 models of corded and cordless telephones through an extensive network of more than 5,000 retail stores throughout China. In May 2002, Qiao Xing’s 80 percent owned subsidiary Qiao Xing Mobile Communication Co., Ltd. acquired a 65 percent interest in CEC Telecom Ltd (CECT), which was formally approved by all the necessary government authorities on 8 Feb 2003. For more details, please visit http://www.cosun-xing.com .

     Forward-looking statements

     This release contains certain forward-looking statements concerning recent and future economic performance and the plans and objectives of management for future operations. These forward-looking statements can be identified by the use of such words as “project,” “expect” and “anticipate,” and variations of such words. Such forward-looking information involves risks and uncertainties that include, but not limited to, those relating to economical, political, legal and social conditions in the People’s Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global economic conditions.

     For more information, please contact:

     Rick Xiao, IR Director,
     Qiao Xing Universal Telephone, Inc.
     Email: rickxiao@qiaoxing.com

SOURCE Qiao Xing Universal Telephone, Inc.
     -0-          11/29/2004
     /CONTACT: Rick Xiao of Qiao Xing Universal Telephone, +86-752-282-0268, or rickxiao@qiaoxing.com /
     /Web Site: http://www.cosun-xing.com /